1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2014

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No   ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: August 12, 2014	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

TSMC Board of Directors Meeting Resolutions

Hsinchu, Taiwan, R.O.C. – Aug 12, 2014 –TSMC (NYSE: TSM) today held a meeting of the Board of Directors, which passed the following resolutions:

1.	Approved capital appropriations of US$3,054.7 million for expansion of advanced capacity, conversion of certain logic capacity to specialty technologies, building and facility installation as well as capacity setup for advanced packaging and assembly, and fourth quarter 2014 R&D capital appropriations and sustaining capital appropriations.

2.	Approved the capital injection of not more than US$2 billion to TSMC Global Ltd., a wholly-owned BVI subsidiary, for the purpose of reducing foreign exchange hedging costs.

3.	Appointed General Counsel Ms. Sylvia Fang and Director of Human Resources Ms. Connie Ma as Vice Presidents of TSMC, effective August 12, 2014.

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TSMC Spokesperson:	TSMC Acting Spokesperson:
Ms. Lora Ho	Dr. Elizabeth Sun
Senior Vice President and CFO	Director
Tel: 886-3-566-4602	Corporate Communication Division
Tel: 886-3-568-2085
Mobile: 886-988-937999
E-Mail: elizabeth_sun@tsmc.com